SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	August	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated August 10, 2017 - Neovasc Announces Results for the Second Quarter of 2017

Document 1

Neovasc Announces Results for the Second Quarter of 2017

NASDAQ, TSX: NVCN

VANCOUVER, Aug. 10, 2017 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced financial results for the second quarter ended June 30, 2017 (all figures in U.S. dollars unless otherwise indicated).

"For both the Tiara and Reducer, the quarter saw consistent progress across North America and Europe," commented Neovasc CEO, Alexei Marko. "As we get closer to key decisions from the U.S. Court of Appeals, our regulatory and commercial teams are gaining momentum from both the clinical and commercial results our innovative cardiovascular products are producing."

The Company's proprietary product for treating mitral valve disease, the Tiara™ ("Tiara"), continues to perform well and has now been used to treat 33 patients under early feasibility, compassionate use and clinical study protocols across North America and Europe. The 30-day survival rate for those treated more than 30 days ago is 88%. The longest surviving patient treated with Tiara is now almost three and half years' post implant. The Company added additional sites to its CE Mark trial during the quarter with UK approval, and is in the process of adding additional sites in Italy, Germany and the U.S.

Implant procedures of the Neovasc Reducer™ ("Reducer"), the Company's innovative device to treat refractory angina continued to grow during the quarter. Since launch in 2015, close to 500 devices have been implanted at more than 73 centres and the Company is now actively selling in 12 countries. The Company is also in advanced discussions with the FDA to gain approval for a pivotal U.S. study for Reducer.

Results for the quarters ended June 30, 2017 and 2016

Revenues
Revenues decreased 24% to $1,305,136 for the three months ended June 30, 2017, compared to revenues of $1,710,932 for the same period in 2016. The Company continues to focus its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara.  Sales of the Reducer for the three months ended June 30, 2017 were $247,555, compared to $246,122 for the same period in 2016, representing an increase of 1%.

During the three months ended June 30, 2017 there was an overstocking of the Reducer at certain distributors in Europe and as a result quarterly purchases were not made by those distributors.  The Company is closely monitoring Reducer revenue growth and may see some volatility on a quarterly basis due to distributor purchase patterns. The Company continues to see a significant increase in the underlying implant rate year over year. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Contract manufacturing revenues for the three months ended June 30, 2017 were $152,717, compared to $240,837 for the same period in 2016, representing a decrease of 37%. The decrease in revenue for the three months ended March 31, 2017 compared to the same period in 2016 is primarily due to the loss of Boston Scientific Corporation ("Boston Scientific") as a customer. In December 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets in exchange for a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the approximate $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.  The Company believes that going forward contract manufacturing revenues will be derived from a smaller customer base as the transcatheter aortic valve market matures.

Revenues from consulting services for the three months ended June 30, 2017 were $904,864, compared to $1,223,973 for the same period in 2016, representing a decrease of 26%. The loss is indicative of the trend the Company is seeing in consulting service revenue. The Company anticipates that its consulting services revenue will decline in the long-term as its consulting customers continue to transition to becoming contract manufacturing customers or cease to be customers at all.

Cost of Goods Sold
The cost of goods sold for the three months ended June 30, 2017 was $872,703, compared to $1,391,708 for the same period in 2016. The overall gross margin for the three months ended June 30, 2016 was 33%, compared to 19% gross margin for the same period in 2016.  The Company has seen its gross margins increase due to a change in the product mix as Reducer revenues reflect an increasing proportion of the overall revenues.

Expenses
Total expenses for the three months ended June 30, 2017 were $6,728,381, compared to $13,313,333 for the same period in 2016, representing a decrease of $6,584,952 or 49%. The decrease in total expenses for the three months ended June 30, 2017 compared to the same period in 2016 reflects a $5,173,905 reduction in general and administrative expenses (of which $5,184,935 relates to a decrease in litigation expenses) and a $1,454,255 decrease in product development and clinical trial expenses to advance the Tiara and the Reducer development programs.

Selling expenses for the three months ended June 30, 2017 were $224,382, compared to $181,174 for the same period in 2016, representing an increase of $43,208, or 24%. The increase in selling expenses for the three months ended June 30, 2017 compared to the same period in 2016 reflects an increase in costs incurred for commercialization activities related to the Reducer. The Company continues to minimize its selling expenses in the light of ongoing litigation costs and the impact of litigation on the Company.

General and administrative expenses for the three months ended June 30, 2017 were $2,253,219, compared to $7,427,124 for the same period in 2016, representing a decrease of $5,173,905 or 70%. The decrease in general and administrative expenses for the three months ended June 30, 2017 compared to the same period in 2016 can be substantially explained by a $5,184,935 decrease in litigation expenses.

Product development and clinical trial expenses for the three months ended June 30, 2017 were $4,250,780, compared to $5,705,035 for the same period in 2016, representing a decrease of $1,454,255 or 25%. The decrease in product development and clinical trial expenses for the three months ended June 30, 2017 was due to a $840,671 decrease in other expenses as the Company focused on clinical activities and slowed product development activities to preserve cash resources.

Other Income and Loss
The other income for the three months ended June 30, 2017 was $1,012,926, compared to a loss of $70,648,431 for the same period in 2016, an increase in other income of $71,667,357.  The increase in the other income can be substantially explained by a $70 million decrease in the charge for the damages provision related to the litigation with CardiAQ Valve Technologies Inc. ("CardiAQ").  Included within other income for the three months ended June 30, 2017 is a charge of $214,239 for post-judgment interest on the damages provision (see "Trends, Risks and Uncertainties" and "Contractual Obligations and Contingencies" in the Company's second quarter Management Discussion and Analysis), (2016: $nil).

Losses
The operating losses and comprehensive losses for the three months ended June 30, 2017 were $5,341,308 and $6,097,512, respectively, or $0.07 basic and diluted loss per share, as compared with losses of $83,692,460 and $83,064,254, or $1.25 basic and diluted loss per share for the same period in 2016. The $78,351,152 decrease in the operating loss incurred for the three months ended June 30, 2017 compared to the same period in 2016 consists of a $70 million damages provision related to the jury award against the Company in its litigation with CardiAQ charged in the three months ended June 30, 2016, a $5,173,905 reduction in general and administrative expenses (of which $5,184,935 relates to a decrease in litigation expenses) and a $1,454,255 decrease in product development and clinical trial expenses (as the Company manages its cash resources). Litigation expenses for the three months ended June 30, 2017 represent a loss of $0.01 basic and diluted loss per share compared to a loss of $0.09 basic and diluted loss per share for the same period in 2016.  The contingent liability for the three months ended June 30, 2016 represent a loss of $1.05 basic and diluted loss per share. To date, the Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ. Total litigation expenses since the initial claims were filed in June 2014 are approximately $22.5 million and the Company expects that it may require an additional $0.5 million to cover additional litigation expenses related to the U.S. appeal and an additional $1.0 million related to the ongoing appeal in Germany.

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations and equity financings.  As at June 30, 2017 the Company had cash and cash equivalents of $11,580,940 compared to cash and cash equivalents of $22,954,571 as at December 31, 2016. The Company's working capital deficit is $29,777,487 as at June 30, 2017 compared to a working capital deficit of $17,497,931 as at December 31, 2016. Unless the Company is successful in an appeal of the verdict in the litigation with CardiAQ, or otherwise is successful in reducing the amount of the approximate $112 million damages award to an amount less than the $70 million held in escrow, the Company will require significant additional financing in order to pay the damages and to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all.

Cash used in operating activities for the three months ended June 30, 2017, was $3,892,764, compared to $11,049,955 for the same period in 2016. For the three months ended June 30, 2017, operating expenses were $4,686,615, compared to $12,870,083 for the same period in 2016, a decrease of $8,183,468.  This can substantially be explained by a decrease in litigation expenses of $5,184,935.

Net cash applied to investing activities for the three months ended June 30, 2017, was $229,265 compared to $225,951 in 2016.  In 2017, the Company invested in lease hold improvements for its new facility to replace the facilities sold to Boston Scientific in 2016.

Net cash provided by financing activities for the three months ended June 30, 2017, was $206,924, compared to $26,698 for the same period in 2016 from the proceeds of options.

The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, Neovasc Medical Inc., both of which are Canadian companies. There were no significant restrictions on the transfer of funds between these entities and during the three months ended June 30, 2017 and 2016 the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

The Company is exposed to foreign currency fluctuations on $1,999,477 of its cash and cash equivalents held in U.S. dollars and Euros.

Going Concern
The Company may be faced with significant monetary damages in the litigation with CardiAQ that could exceed its resources and/or the loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

Outstanding Share Data
As at August 10, 2017, the Company had 78,910,688 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 9,256,824 stock options with a weighted average price of C$3.54. The fully diluted share capital of the Company at August 10, 2017 is 88,167,512.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's second quarter 2017 financial statements and notes and its Management's Discussion and Analysis will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR and EDGAR. In addition to the summary contained herein, readers are encouraged to review the full disclosure in Neovasc's second quarter 2017 financial statements and Management's Discussion and Analysis.

Conference Call and Webcast Information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results.  To participate in the conference, dial 888 390 0546 or 416 764 8688.  A recording of the call will be available for 72 hours by calling 888 390 0541 or 416 764 8677 and using passcode 773413#.  A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

NEOVASC INC. Condensed Interim Consolidated Statements of Financial Position (Expressed in U.S. dollars) (Unaudited)

	June 30,	December 31,
	2017	2016

ASSETS
Current assets
Cash and cash equivalents	$11,580,940	$22,954,571
Cash held in escrow	70,190,184	70,000,000
Accounts receivable	1,512,689	3,117,474
Inventory	424,742	196,723
Prepaid expenses and other assets	919,800	505,340
Total current assets	84,628,355	96,774,108

Non-current assets
Restricted cash	462,360	449,760
Property, plant and equipment	1,787,762	1,585,635
Total non-current assets	2,250,122	2,035,395

Total assets	$86,878,477	$98,809,503

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 2,198,623	$ 2,490,943
Damages provision	112,207,219	111,781,096
Total current liabilities and total liabilities	114,405,842	114,272,039

Equity
Share capital	169,138,524	168,712,673
Contributed surplus	23,835,573	22,301,437
Accumulated other comprehensive loss	(5,531,561)	(4,693,040)
Deficit	(214,969,901)	(201,783,606)
Total equity	(27,527,365)	(15,462,536)

Total liabilities and equity	$86,878,477	$98,809,503

NEOVASC INC. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss For the three and six months ended June 30, (Expressed in U.S. dollars) (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016

REVENUE
Reducer	$247,555	$246,122	$508,320	$459,887
Contract manufacturing	152,717	240,837	286,680	847,620
Consulting services	904,864	1,223,973	1,991,496	2,410,167
	1,305,136	1,710,932	2,786,496	3,717,674

COST OF GOODS SOLD	872,703	1,391,708	1,681,331	2,837,352
GROSS PROFIT	432,433	319,224	1,105,165	880,322

EXPENSES
Selling expenses	224,382	181,174	411,550	346,021
General and administrative expenses	2,253,219	7,427,124	5,501,932	13,254,529
Product development and clinical trials expenses	4,250,780	5,705,035	9,304,303	9,787,822
	6,728,381	13,313,333	15,217,785	23,388,372

OPERATING LOSS	(6,295,948)	(12,994,109)	(14,112,620)	(22,508,050)

OTHER INCOME/(EXPENSE)
Interest income	127,255	46,525	217,224	135,799
Interest on damages provision	(214,239)	-	(426,123)	-
Damages provision	-	(70,000,000)	-	(70,000,000)
Foreign exchange gain	4,644,823	(694,956)	3,289,162	(2,103,253)
Unrealized loss on damages provision	(3,544,913)	-	(2,039,038)	-
	1,012,926	(70,648,431)	1,041,225	(71,967,454)
LOSS BEFORE TAX	(5,283,022)	(83,642,540)	(13,071,395)	(94,475,504)

Tax expense	(58,286)	(49,920)	(114,900)	(98,094)

LOSS FOR THE PERIOD	$(5,341,308)	$(83,692,460)	$(13,186,295)	$(94,573,598)

OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD
Exchange difference on translation	2,788,709	628,206	1,200,517	3,917,642
Unrealized loss on damages provision	(3,544,913)	-	(2,039,038)	-
	(756,204)	628,206	(838,521)	3,917,642

LOSS AND COMPREHENSIVE LOSS FOR THE
PERIOD	$(6,097,512)	$(83,064,254)	$(14,024,816)	$(90,655,956)

LOSS PER SHARE
Basic and diluted loss per share	$(0.07)	$(1.25)	$(0.17)	$(1.41)

NEOVASC INC. Condensed Interim Consolidated Statements of Cash Flows For the three and six months ended June 30, (Expressed in U.S. dollars) (Unaudited)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016

OPERATING ACTIVITIES
Loss for the period	$(5,341,308)	$(83,692,460)	$(13,186,295)	$(94,573,598)
Adjustments for:
Depreciation	134,445	199,497	245,728	346,980
Share-based payments	373,843	669,405	1,735,520	1,230,989
Damages provision	214,239	70,000,000	426,123	70,000,000
Write-down accounts receivable	-	-	40,000	4,859
Income tax expense	59,421	-	116,035	-
Interest income	(127,255)	(46,525)	(217,224)	(135,799)
	(4,686,615)	(12,870,083)	(10,840,113)	(23,126,569)

Net change in non-cash working capital items:
Accounts receivable	674,885	(130,686)	1,630,388	(173,935)
Inventory	46,571	(435,245)	(217,608)	(920,155)
Prepaid expenses and other assets	37,912	9,687	(389,780)	(255,207)
Accounts payable and accrued liabilities	135,521	2,321,390	(373,337)	2,385,879
	894,889	1,765,146	649,663	1,036,582

Interest received	13,862	54,982	103,831	136,320
Income tax paid	(114,900)	-	(114,900)	-
	(101,038)	54,982	(11,069)	136,320

Net cash applied to operating activities	(3,892,764)	(11,049,955)	(10,201,519)	(21,953,667)

INVESTING ACTIVITES
Increase in cash held in escrow	(114,150)	-	(190,184)	-
Purchase of property, plant and equipment	(115,115)	(225,951)	(390,341)	(531,536)
Net cash applied to investing activities	(229,265)	(225,951)	(580,525)	(531,536)

FINANCING ACTIVITIES
Proceeds from exercise of options	206,925	26,698	224,467	75,192
Net cash received from financing activities	206,925	26,698	224,467	75,192

NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,915,104)	(11,249,208)	(10,557,577)	(22,410,011)

CASH AND CASH EQUIVALENTS
Beginning of the period	16,206,632	46,903,192	22,954,571	55,026,171
Exchange difference on cash and cash equivalents	(710,588)	623,809	(816,054)	3,661,633
End of the period	$ 11,580,940	$ 36,277,793	$ 11,580,940	$ 36,277,793

Represented by:
Cash	6,396,379	18,675,154	6,396,379	18,675,154
Cashable high interest savings accounts	5,184,561	17,602,639	5,184,561	17,602,639
	$ 11,580,940	$ 36,277,793	$ 11,580,940	$ 36,277,793

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the United States and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the United States, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to the Company's plans and expectations concerning its business, financial results, trends, litigation and other matters, including the Company's intentions and expectations relating to the CardiAQ litigation, significant monetary damages and required additional financing that may result from the CardiAQ litigation, the Company's ability to continue as a going concern, additional CardiAQ litigation expenses, the Company's intention to continue the European CE Mark trial and schedule additional cases and add additional sites in the coming months, the momentum of the Company's regulatory and commercial teams, increases in the implant rate of reducer, the decline of contract manufacturing and consulting revenues in future periods, the focus of the Company's business toward development and commercialization of its own products and the future success of the Company in advancing the standard of care and quality of life for its patients. The words "expect", "could", "may", "will", "believe", "continue", "remain", "strategy", and similar words or expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to our litigation with CardiAQ, including the Company's ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which create material uncertainty and which cast substantial doubt on our ability to continue as a going concern; the substantial doubt about our ability to continue as a going concern; risks relating to our need for significant additional future capital and our ability to raise additional funding; risks relating to claims by third parties alleging infringement of their intellectual property rights; our ability to establish, maintain and defend intellectual property rights in our products; risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable; our history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners; our ability to convince public payors and hospitals to include our products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of our products; health and safety risks associated with our products and our industry; risks associated with our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of our products; risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to breaches of anti-bribery laws by our employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; our dependence upon key personnel to achieve our business objectives; our ability to maintain strong relationships with physicians; risks relating to the sufficiency of our management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to the influence of significant shareholders of the Company over our business operations and share price. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F, and Management's Discussion and Analysis of Financial Condition and Results of Operations (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2017/10/c8624.html

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 16:00e 10-AUG-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: August 10, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer